UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number: 001-41789

noco-noco Inc.

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On February 6, 2024, noco-noco Inc. (the “Company”) received a letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it currently did not meet the minimum market value of listed securities requirements of having a market value of listed securities equal to or greater than $35 million (based upon the total ordinary shares outstanding multiplied by the closing bid price). The Company was not in compliance with the continued listing rules of Nasdaq set forth in Nasdaq Listing Rules 5550(b)(2) for the last 30 consecutive business days. This notification does not impact the listing and trading of the Company’s ordinary shares at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has a cure period of 180 calendar days, or until August 5, 2024 (the “Compliance Period”), to regain compliance with the minimum market value of listed securities requirement. To regain compliance, the market value of listed securities must meet or exceed $35 million for at least 10 consecutive business days during the Compliance Period. If the Company does not regain compliance during such cure period, Nasdaq will provide written notice that the Company’s ordinary shares are subject to delisting. In that event, the Company may appeal such determination to a hearing panel.

The Company continues to execute its business plan and is looking into various options available with Nasdaq’s continued listing standards and maintain its continued listing on the Nasdaq Capital Market. However, there can be no assurance that the Company will be able to regain compliance, or maintain compliance if the Company regains compliance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: February 8, 2024